Exhibit 99(ao)

Letter to Shareholders

MPS 2002 Annual Report

Maine Public Service Company is taking affirmative steps toward building a diversified revenue base to counter the impacts of deregulation, a changing energy marketplace, and a low growth service area. These factors dictate that measured change be pursued to ensure continued and long-term shareholder value.

For the last 100 years, adapting to change and setting new directions have been the hallmarks of Maine Public Service Company’s and its predecessors’ successes. Begun in 1903 in New Brunswick, Canada as Maine & New Brunswick Electrical Power Company, Limited, change has been a constant. Yet, no greater change has faced our firm and the electric utility industry than having to adapt to the impacts of deregulation and asset divestiture.

We are most pleased to submit our 2002 Annual Report of Maine Public Service Company highlighting the progress we’re making during this era of transition. The year proved to be one of the most successful financial years in the history of our firm, underscoring the firm’s ability to adapt to an ever-changing environment. We’re successfully navigating the process of deregulation, charting new courses for our future growth and working diligently to ensure the utmost in effective corporate governance.

Corporate Governance

The value of change and honesty has long been a guiding light for our firm. Its history is one of credibility and open communications.  While investor confidence has been challenged worldwide due to the actions of a few, Maine Public Service Company has consistently supported a culture focused on openness, honesty and the utmost in ethics. Our values are deeply entrenched in a rural way of life, where honesty is a core value.

During the past year our Board of Directors formalized its fundamental beliefs, instituting enhanced corporate compliance policies and adopting a philosophy that we should be leaders in corporate governance. We strongly believe that ethics is a culture and a way of life.  While no firm or person can ever claim perfection, we can and do claim an unwavering commitment to the utmost in corporate ethics, setting the highest possible standards in all our businesses.

During the year, full compliance with the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission and American Stock Exchange rules were placed as top priorities. Our overall governance structure migrated toward an increased focus on Board committees, ensuring that each committee is keenly focused on its individual charter and deeply knowledgeable concerning activities and directions of the Company.  All committees consist solely of independent directors. Our Board of Directors consists of all but one independent member. Further, we have and are continuing to strengthen our Audit Committee, ensuring a broad and enhanced base of financial expertise.

Financial Performance

Maine Public Service Company’s financial performance continues to outpace the Dow Jones Utilities Index. During the last three years, our strong performance has been largely attributable to stringent cost controls within our transmission and distribution utility, combined with significant unregulated earnings by Energy Atlantic.

As we look to the future, we recognize that our long-term financial strategy must focus on growth versus simply controlling costs within our regulated utility. While our conservative financial strategy will remain at the core of our efforts, our future will require new investments that result in diversified and enhanced earnings.

The current economic downturn and social challenges continue to impact our utility business and all electric utilities. As a result of “September 11,” property and casualty insurance has skyrocketed, while our nation’s health care crisis has driven the cost of employee medical coverage to an all-time high. Although such costs have increased, we have and continue to adjust operating budgets to reflect these new realities. Additionally, during the first quarter of 2003, we filed an alternative rate plan with the Maine Public Utilities Commission requesting a distribution rate increase and migration to performance-based rates.

During 2002, a two percent transmission rate increase was approved by the Federal Energy Regulatory Commission (FERC) and put into place. However, the rate increase did not anticipate the loss of off-system transmission sales due to the unexpected closure of an on-system merchant generation facility. Our triennial FERC filing of our open access transmission tariff (OATT) will expire May 31, 2003, requiring the filing of a new OATT that will become effective June 1, 2003, subject to FERC approval. Through this triennial filing, transmission rate adjustments will be made to compensate for the loss of off-system transmission sales.

Each of the last three years, earnings per share has steadily increased, influenced by Energy Atlantic’s earning contribution. Their earnings contribution was largely attributable to Energy Atlantic’s award of a standard offer service contract for the Central Maine Power service area. This contract expired in 2002 and will result in reduced earnings by Energy Atlantic in 2003. Efforts are underway to rebuild its revenues and earnings through increased competitive energy sales and continued bidding for standard offer contracts. However, Energy Atlantic’s unregulated retail energy sales will be dependent upon its ability to obtain wholesale supply with minimal credit and price risks.

Net income and earnings per share increased significantly in 2002, achieving an earnings per share of $4.16, a 25% increase over 2001.  While overall earnings per share were up, core transmission and distribution earnings was down by 79 cents per share. However, the decline in core transmission and distribution earnings were impacted by a variety of unmitigable and strategic  expenditures, including a voluntary early retirement program (VERP), which resulted in approximately a  seven percent reduction in staff and an impact to earnings per share of $0.15.

Increases in employee benefits, principally pension and medical, and property and casualty insurance costs resulted in a $0.46 cost per share. These cost increases were directly attributable to increased property and casualty costs as a result of the September 11, 2001 attack on the World Trade Center; increased directors’ and officers’ liability insurance associated with the collapse of major firms; our nation’s health care cost crisis; and the significant decline in the stock market. Clearly, these represent significant costs going forward for all electric utilities. However, we are aggressively developing solutions to address and control these business costs.

Regulatory and legal related expenditures increased due to a myriad of factors, including compliance issues associated with the passage of the Sarbanes-Oxley Act of 2002; filings with FERC relative to our OATT; development of our alternative rate plan for filing in 2003, with the Maine Public Utilities Commission, requesting an increase in overall distribution rates; and efforts associated with our proposal to reorganize Maine Public Service Company to a holding company corporate structure. These, as well as the following described strategic expenditures, accounted for a $0.37 cost per share.

Strategic expenditures included costs associated with an independent, in-depth audit of the firm’s transmission and distribution infrastructure, as well as an independent audit of our information technology infrastructure. Both audits were undertaken at the company’s initiative. These studies are essential platforms for our migration to an enhanced asset management model and to facilitate overall increased productivity. Based on the transmission and distribution system audit, a system condition baseline has been created allowing for more effective capital budgeting of future expenditures.  Future capital budgeting will be based on a long-range system plan focusing on improved asset management to reduce capital expenditure requirements.

Maine Public Service Company ended 2002 in a strong financial position. We are taking aggressive steps to address the decline in our transmission and distribution utility’s earnings through rate increases. However, we are highly cognizant of our need to ensure competitive rates and keenly aware of our service area’s declining to flat economy. Additionally, replacing the earnings associated with Energy Atlantic’s former standard offer service within the Central Maine Power service area is essential. Consequently, we are pursuing, as described herein, new efforts to further grow and diversify our business.

Service Area Overview

For those of us who live and work in Northern Maine, the bond and loyalty we feel to our communities is deep and abiding. The strengths and beauty of the region are truly an American heritage.  Yet, similar to much of rural America, our service area has experienced a significant loss in population with a disturbing out-migration of the area’s young. Although the area’s population has been declining for most of the last forty years, the loss of population during the last decade has been the most severe.

Along with the area’s loss in population, a correlated decline in the area’s economy has occurred. While the area has been somewhat successful in recruiting new jobs to the region after the closure of Loring Air Force Base, these jobs tend to be lower paying than the higher paying jobs formerly associated with the base. These trends, combined with employment declines in the region’s manufacturing and agricultural sectors, directly impact our transmission and distribution utility.

To assist in changing these trends, we are actively involved in economic development efforts and are encouraged that through public and private economic development partnerships, these trends can be reversed.  Yet, we recognize that reversing these trends will take time and substantial effort by many. Consequently, we are vividly aware of our need to diversify our business within more growth oriented markets.

The Value of Change

Successful firms continually build foundations for growth that require change and new investments. While we have performed well, we also understand the dimensions of our challenges due to deregulation and a declining service area. Going forward, our values must be focused on diversified growth, ensuring consistent long-term shareholder value balanced with corporate values of responsibilities to the area we serve and our employees.

The volatility within the electric utility and energy industries has been significant. While certain utilities have been successful in their diversification efforts, others have been unsuccessful. However, the majority of those that diversified and failed did so due to overly aggressive acquisition strategies, paying excessive premiums in search of unachievable synergies. Others have been challenged due to their diversification into energy trading, merchant generation and/or telecommunications related businesses, each of which has experienced significant downturns. Maine Public Service Company’s diversification strategy does not include entering into any of these businesses. We clearly understand that successful acquisitions must be based on clear objectives and proven financial value.

We recognize both the merits and risks associated with diversification. We have closely evaluated numerous long-term business options, including simply remaining a transmission and distribution electric utility. Several specific reasons have led the Board of Directors and management to believe this is not the most optimal strategy.

Key issues leading us to this conclusion include the reality that our service area continues to lag economically, with forecasts showing continued depopulation for at least the next decade. The service area’s no growth to declining characteristics, along with the firm’s declining regulatory asset base, suggest eventual reductions in our regulated rate base.

In order to diversify and grow our business, we are proposing to our shareholders the formation of a holding company, the Maine & Maritimes Corporation, Maine Public Service Company’s parent company. The proposed structure achieves several overriding objectives.  First, the formation of a holding company will increase our ability to protect our regulated utility from the possible financial difficulties another subsidiary may experience, or vice versa. Currently, subsidiaries such as Energy Atlantic are direct subsidiaries of Maine Public Service Company, exposing the utility parent company to direct subsidiary risks.

Second, due to regulations within the State of Maine, without a holding company all individual unregulated growth initiatives would require expensive and lengthy regulatory approval processes through the Maine Public Utilities Commission. Such regulatory processes create severe time and cost impediments to opportunistic growth initiatives.

Finally, such a corporate structure enables the organization to grow in ways that would be difficult to achieve if it remained a regulated transmission and distribution utility under the current economic, regulatory and demographic environment.

Setting Our Course

Subject to shareholders’ approval of a holding company structure, our long-term growth and diversification strategy will focus on a balance between service and asset-based business acquisitions within the regulated and unregulated sectors. Through a portfolio approach, we anticipate managing our growth among three different, but complementary “revenue funds.” These include an “annuity fund” consisting of Maine Public Service Company and possibly other utilities; a “growth fund” focusing on the convergence of energy and environmental engineering; and a “real estate investment fund” consisting of physical assets that provide strong cash flow, have appreciating characteristics and are highly liquid.

Obviously, our overall strategy will require execution over the long-term. After extensive research, study, and counsel, we’re confident our “portfolio approach” to growth can provide near and long-term earnings growth and stability.  We have a clear vision of those businesses that can fit within our desired profile.  Further, in the current market of undervalued energy and energy-related businesses and assets, we understand the need to be opportunistic. However, we also understand that the ability to leverage opportunities, when they arise, is dependent upon a corporate structure that enables speed, allows for prudent risk management, and reduces regulatory constraints. Our proposed creation of the Maine & Maritimes Corporation is the required organizational platform to facilitate this strategy. For more detailed information on our proposed strategies, please review the enclosed “Questions and Answers” piece located in this report, prior to the 10-K.

In closing, we wish to pay special tribute to our employees. Along with the challenge of change comes the need to improve performance. Even in light of rescaling our organization to fit new economic realities, our employees have consistently focused on increasing shareholder value, understanding that increasing shareholder value is at the heart of our long-term success. Their continuing commitment to our shareholders and customers gives us great confidence in their ability to successfully adapt to the changes we face. Simply put, when work ethic, capabilities and values may be questioned elsewhere, they are the foundations upon which our employees operate.

Respectfully submitted,

G. Melvin Hovey	J. Nick Bayne
Chairman	President & CEO

Q&A COPY

An interview with J. Nick Bayne, President and CEO of Maine Public Service Company

What is your perspective on the current turbulence within the energy and electric utility industries?  How successful have utilities been in diversifying their activities?

Financial difficulties within the energy and utility industries are a result of different, but related factors that have drastically changed North America’s utility landscape. Obviously, the collapse of Enron resulted in a cascading impact on those firms heavily focused in energy trading and merchant generation development. The lack of progress of deregulation; the California electric energy crisis; our nation’s serious transmission infrastructure limitations; the construction of excess generation capacities in certain markets; a slowing economy; the collapse of energy trading; and a tightening credit market have had dramatic and negative impacts on firms pursuing an energy value chain strategy.

In contrast to the energy value chain strategy, many electric utilities pursued a “customer-centric,” multi-utility vision believing in the convergence of telecom and Internet businesses with electric utilities. The global collapse of the telecom and Internet sectors, combined with the construction of excessive bandwidth have contributed greatly to the failure of the multi-utility growth strategy.

Electric utility diversification efforts within the energy trading, merchant generation, telecom and Internet sectors have been disappointing. Yet, many electric utility diversification efforts outside of these business sectors have been highly successful.  Simply to “paint” all electric utilities’ diversification efforts with the same “brush” is mistaken. Maine Public Service Company’s proposed diversification efforts do not include energy trading, merchant generation, telecom and Internet strategies. Our strategies are focused on specific and well-studied business activities that make sense within our region. Our migration to these activities will be methodical and realistic. While we have developed a long-term strategy, our timeline is both conservative and realistic.

As the new CEO of Maine Public Service Company, what do you feel are the greatest opportunities and challenges facing Maine Public Service in 2003 and beyond?

The issues we face going forward include three overarching issues.  First, we must adapt to our altered revenue model; second we must address the economic and demographic stagnation of our service area; and third, we must diversify our business both in terms of our lines of business and the markets in which we are involved. Maine Public Service Company’s historical business model consisted of a vertically integrated utility, owning every revenue and margin point in the utility value chain from generation to transmission to distribution to customer service.  Deregulation and subsequent generation divestiture both within the State of Maine and in Canada have significantly changed our strategic model.

As a result of the change in our revenue model, we’ve moved from a capital-intensive business to a labor-intensive one where the number of employees per dollar of investment is much higher.  Our transition to a “transmission and distribution wires business only” has significantly impacted overall near-term management strategies, requiring greater focus on productivity and cost control. To overcome the obstacles created by the significant geography we serve and our low number of customers per mile of line, we must increasingly focus on technology investments; enhance system planning and asset management; decentralize operations facilitated by technology integration; and improve business processes to control operating costs and ensure efficiencies.

We have excelled in our ability to adapt to the changes that have occurred to date. Yet, we understand that at some point increasing shareholder value cannot be derived from shrinking the firm and gaining efficiencies. Our Board of Directors and management recognize that our planning responsibilities are for both the short and long-term future of the firm. In the short-term, we are confident of our ability to deliver positive results. Yet, we also recognize there is a threshold relative to scale reductions and efficiency gains that is unrealistic. A singular strategy focused on scale reductions and efficiency gains cannot build the long-term shareholder value we believe essential. We must balance our emphasis on increasing revenues and earnings with the same vigor we’ve focused on controlling costs.

We’ve spent considerable time analyzing and mapping current trends and their long-term impacts. Given the economic stagnation of our service area, it is essential that we begin deliberate and conservative migration into higher growth geographic markets and into expanded lines of business. Increasing shareholder value for the long-term will be dependent upon our ability to achieve these goals.

Are holding companies unusual in the electric utility industry and why are you proposing a holding company structure?

Holding companies are more the norm than the exception for electric utilities. We are the only investor-owned electric utility in Maine that is not part of a holding company. However, our strategy to move to a holding company is not part of an effort to “look like” the others. Our proposal to move to a holding company structure centers around our need to create a legal structure that allows for increased flexibility; reduces risks associated with unregulated growth on our regulated utility; increases capital formation capabilities; and reduces regulatory barriers to growth.

Today, Maine Public Service Company serves as the parent company with direct subsidiaries, including Energy Atlantic and Maine & New Brunswick Electrical Power Company, Limited.  Under our current structure, all subsidiaries have a direct impact on the utility, both from a revenue and risk perspective. The parent company, Maine Public Service, is directly responsible for debt and credit of its subsidiaries. We do not believe this corporate structure is in the best interest of our shareholders or consistent with sound risk management and strategies for growth.

Under our current corporate structure, as a regulated utility, we are severely limited in our abilities to take advantage of market and diversification opportunities. Today, each time an investment opportunity arises, it requires a time consuming and typically costly regulatory filing. To protect consumers, the Maine Public Utilities Commission is charged with ensuring the financial integrity of the regulated utility. When the regulated utility is the parent company, it becomes directly exposed to the risks and benefits associated with subsidiaries. Conversely, the subsidiary is directly impacted by the risks associated with the parent utility.

Through the creation of a holding company, a corporate structure is created that provides increased abilities to pursue growth opportunities while providing increased protection of the regulated utility, eliminating the need for time consuming and costly regulatory reviews of each and every opportunity.  Under our approved order from the Maine Public Utilities Commission, we will be allowed to invest up to a cap of approximately $56 million in unregulated activities without additional regulatory approvals. However, to ensure protection of the utility, we must maintain at least a 48% equity position in the utility and must use non-recourse financing to ensure protection of utility assets. These and other restrictions provide excellent risk management for the utility and provide the flexibility required to grow our business and increase shareholder value. These protections do not exist under our current structure.

What will happen to the shares of MPS common stock?

Maine Public Service stock (AMEX ticker symbol “MAP”) will be traded for stock of the new holding company. There will be no degradation of value in the transfer, so there will be no degradation of shareholder value. Additionally, there are expected to be no tax consequences as a result of the trade in stock.

Our proposed holding company will be named the Maine & Maritimes Corporation and will trade on the American Stock Exchange (AMEX) under the ticker symbol “MAM.”

Why do you think it is in the best interest of shareholders to form a holding company?

There are really two questions for shareholders: One question is what happens to shareholder value if Maine Public Service Company adopts a new holding company structure and the other question is what happens if it doesn’t?

Let’s consider what happens if we don’t create a holding company. Our strategy would then require that we attempt to create subsidiaries of Maine Public Service Company, requiring Maine Public Utilities Commission approval each time we attempt to diversify. This process creates significant barriers to taking advantage of market opportunities, consumes excessive time and substantially increases regulatory costs associated with diversification. In our view, not diversifying is simply not a solution.  Given the economic characteristics of our service area, we recognize that long-term shareholder value cannot be derived from simply “shrinking” the utility. We must concentrate on revenue and earnings enhancements.

Now let’s consider what happens if we adopt a new holding company structure. Under this structure we’ll have increased flexibility to pursue growth; enhanced risk management options; increased ability to create subsidiaries; and improved ability to pursue growth opportunities on a timely basis.  Equally, if not more important, we’ll have increased ability to insulate and protect our regulated utility from unregulated risks and vice versa.

If we begin with the premise that long-term growth through diversification is an absolute mandate, then the real question becomes “what’s the best corporate structure?” We firmly believe that migration to a holding company is the best structure to facilitate our essential growth.

What percentage shareholder vote will be required to approve the holding company?

Moving to a holding company requires stringent review and approval by the Securities Exchange Commission, the Maine Public Utilities Commission, the Federal Energy Regulatory Commission and others before the vote can be presented to our shareholders. Once the vote is presented to our shareholders it will require a simple majority for approval. However, failure of a shareholder to cast a vote will be counted as a “no” vote.  Consequently, we encourage all shareholders to cast their votes based on their individual choices.

The regulated side of the business is still very important. What is MPS doing to keep it strong?

Simply to assume that business within the regulated electric utility will be the same as the past is mistaken. The electric utility industry within Maine has changed and continues to change.  We are taking actions today to position our utility for the long-term. We have submitted one of the most innovative alternative rate plans in the nation, requesting the Maine Public Utility Commission’s approval for both a rate increase and adoption of performance-based rates (PBR). Should this seven-year PBR proposal be approved, future earnings will be directly attributable to our performance, allowing increased regulated earnings when we do well and decreased earnings if we do poorly.

We have and are making great strides to ensure our improved performance and consistent achievement of service quality indices that will ensure increased allowable regulated earnings under our proposed PBR. We are continuing to streamline our organization in order to optimize all business processes. We are rapidly integrating new technologies that show aggressive internal rates of return. For example, we are currently installing automated meters allowing for remote readings.  Given the rural and low customer per mile density characteristics of our service area, this technology will provide cost reductions and improvements in efficiencies.

We are developing a comprehensive system plan that focuses on increased asset management to improve system performance, while detailing a plan to reduce near and long-term capital expenditures  through the use of new technologies and streamlining of infrastructure. As part of our improved asset-management plan, we’re seeking to ensure that all capital investments for renewals and replacements are done on a most economic basis with a greater correlation with rates of depreciation. Additionally,  we are closely evaluating additional and future transmission interconnections to improve the potential for throughput and upgraded system security.

While our proposed growth will come primarily from unregulated subsidiaries, we are evaluating and pursuing non-core utility activities, such as promoting business process outsourcing, offering our unique “live-line” technology and crews to other investor-owned and consumer-owned utilities on a performance-based contracting basis.

Can you explain how you intend to diversify and why?

We have found it helpful to think of our future business strategy using an analogy to a well known investment model. As we migrate to a holding company format, we see the holding company as a form of “revenue fund” manager with strategic responsibilities to manage a portfolio of diverse, but complementary, businesses, each developed under a separate business model, or “fund.” Obviously, the migration to multiple “revenue funds” is a long-term process. Yet, through the use of a portfolio approach we see greater opportunities both in the near and long-term for increased earnings growth and stability. Today, we’re highly focused on an opportunistic approach, taking advantage of undervalued non-generation energy businesses within the currently depressed energy market.

From a high-level perspective, our long-term goal is to build a balanced portfolio containing three “revenue funds” with differing, but complementary, characteristics. Our initial efforts are focused on identifying and acquiring an “annuity fund” oriented business, such as another regulated utility with financial characteristics that strengthen our shareholder value and long-term dividend returns.

While we’re cognizant of our need to be measured and reasonable in our pursuit of growth, we recognize that some opportunities may be more in energy-related than direct energy activities.  Consequently, we’re evaluating certain energy-related businesses that resemble a “growth fund” and represent considerable potential “upside.” These “growth fund” oriented businesses are built on the convergence of energy and environmental engineering management.  We see North America’s energy crisis due to structural and geo-political conditions as a long-term challenge. While energy supplies are being stressed and prices are approaching historical highs, we see an increasing desire to improve America’s energy independence, including a renewed interest in energy efficiencies and lifecycle asset management. Simultaneously, we see an increasing public policy mandate to address the environmental challenges facing North America, particularly related to Canada’s adoption of the Kyoto Protocols and the New England Governors’ and Eastern Canadian Premiers’ resolutions on energy and the environment. We strongly believe that energy-based cost pressures, a need for improved energy independence and increasing public policy mandates for environmental improvement create a unique opportunity for a value proposition that squarely addresses these issues.

Third, we also see the potential to create a “real estate investment fund” focused on asset-based businesses that provide appreciating and strong cash flow characteristics. We’re evaluating a number of options relative to such asset-based businesses that possess requisite hedge-like characteristics. Such a fund could range from energy-related assets to real estate, as long as the assets present a combination of characteristics, such as a low valuation with high probability appreciation characteristics, strong cash flow, and in growth markets that hedge our traditional geographic focus.

We recognize that our growth strategy must entail a “step at a time” strategy. Yet, we’re also aware of the reality that effective leveraging of opportunities is always dependent upon timing and the market availability of specific opportunities. Obviously, building all funds simultaneously is improbable and impractical.  However, we are receptive to and are analyzing opportunities within each of the three fund categories. Obviously, achieving our portfolio growth goals will not be an “overnight” journey and must encompass a deliberate, conservative and measured approach. Yet, we are fully aware that our success will be highly dependent upon our ability to establish the foundation from which opportunities can be rapidly leveraged, taking definitive actions when “opportunity knocks.”

What sets Maine Public Service Company apart?

We live in and serve one of the most unique markets in the United States. As a border region, our company’s roots are planted within the Maritimes region of Canada with our transmission grid only connected to Canada. Our service area is multilingual reflecting the strong Franco-American heritage of much of our service area. Our service area’s economy is far more tied to the Eastern Canadian market than the New England market. We have deep experience in doing business internationally, having begun our business in 1903 in New Brunswick, Canada. Few organizations have our knowledge and experience doing business between the United States and Canada.

As a small investor-owned utility, we’ve built an exceptionally talented management team with a diverse set of skills. Our collective experience includes core utility and unregulated diversified operations, as well as mergers and acquisitions activities. While we recognize the many talented people in our world, we’re convinced we’ve assembled one of the best management teams in the industry, particularly related to our scale. We’ll continue to strengthen this team as we diversify, including our already implemented management development program wherein management is required to continue their education and sharpen their skills to truly world-class caliber.

Our Board of Directors consists of a set of highly qualified and dedicated individuals, each with valued and diverse business backgrounds. Their personal business experiences and financial expertise provide for an exceptionally strong Board with a keen sense of responsibility and understanding of their role as effective stewards for all shareholders. The level of engagement and involvement in the firm by our Board of Directors underscores their understanding of effective corporate governance and their role in managing overall strategy risks. They represent an exceptionally strong group of leaders, as we seek to diversify through our balanced “revenue fund” approach.

The rural characteristics of our service area and firm have resulted in a foundation of values that begins with honesty and remains progressive, but conservative. We understand our place in the world and have a keen sense of realism. We understand scale and have only a desire to create prudent shareholder value. We are not pursuing a myth of growth where our guiding light is to be the biggest. Our focus is on being the best at creating realistic and consistent returns for our shareholders. Our strategies for growth are being driven by market realities rather than market hopes. We strongly understand and believe that success comes from working with proven market trends rather than trying to be a hopeful  “market-maker.”  Fundamentally, we still believe in working hard, working smart and never, ever “betting the farm.”

Forward-Looking Information

Except for historical information, all other information provided in this report consists of “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1935. These “forward-looking statements” are subject to risks and uncertainties, which could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are discussed or identified in Maine Public Service Company’s public filings made with the Securities Exchange Commission, and include (but are not limited to) a possible inability to raise adequate capital to execute the proposed strategies, changes in overall strategy due to economic, regulatory, governmental and/or market conditions, the costs and difficulties related to the integration of potentially acquired businesses, potential changes in customer and supplier relationships of potentially acquired firms, changes in governmental regulations, changes in management, and changes in financial markets.